July 14, 2006

Mail Stop 4561

Christopher J. Papa
Executive Vice President and Chief Financial Officer
Post Properties, Inc.
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

Re: Post Properties, Inc.
        Form 10-K for the year ended December 31, 2005
        Form 10-Q for the quarter ended March 31, 2006
        File No. 1-12080

Dear Mr. Papa:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant